Filed pursuant to Rule 424(b)(5)

Registration No. 333-283798

PROSPECTUS SUPPLEMENT

(To prospectus dated February 11, 2025)

NEURAXIS, INC.

Up to $11,500,000

Shares of Common Stock

This prospectus supplement amends, supplements and supersedes certain information contained in the prospectus supplements dated August 29, 2025 and October 23, 2025, respectively, and their accompanying prospectus dated February 11, 2025 (collectively, the “Existing Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.001 per share (the “Common Stock”), having an aggregate offering price of up to $11,500,000 through Craig-Hallum Capital Group LLC (the “Sales Agent” or “Craig-Hallum”), as sales agent, in “at-the market-offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, pursuant to the At the Market Offering Agreement with Craig-Hallum dated as of August 29, 2025 (the “Sales Agreement”). This prospectus supplement should be read in conjunction with the Existing Prospectus and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Existing Prospectus. This prospectus supplement is not complete, without, and may only be delivered or utilized in connection with, the Existing Prospectus, and any future amendments or supplements thereto.

From August 29, 2025 through April 20, 2026 we sold securities in the amount of $5.8 million pursuant to the Sales Agreement.

On a preliminary unaudited basis, we expect our cash and cash equivalents to be approximately $7.1 million as of March 31, 2026. On a preliminary unaudited basis, we expect our net sales to be approximately $1.6 million for the three months ended March 31, 2026, as compared to approximately $0.9 million for the three months ended March 31, 2025. On a preliminary unaudited basis, we expect our gross profit to be approximately $1.4 million, and our operating loss to be approximately $1.7 million, for the three months ended March 31, 2026. As we complete our quarter-end financial statement close process and finalize our financial statements and accompanying notes for the three months ended March 31, 2026, we will be required to make significant judgments in a number of areas that may result in the estimates provided herein being different than the final reported amounts.

These preliminary estimates have been prepared by and are the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. We expect to complete our financial statements for the three months ended March 31, 2026, subsequent to the filing of this prospectus supplement. It is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to these preliminary estimates and those changes could be material. Accordingly, undue reliance should not be placed on these preliminary estimates. The preliminary estimates are not necessarily indicative of any future period and should be read together with the risk factors incorporated by reference into this prospectus supplement.

As of April 20, 2026, the aggregate market value of our outstanding Common Stock held by non-affiliates (“public float”), calculated for purposes of General Instruction I.B.6 of Form S-3, was approximately $66,876,930, based on 11,505,421 shares of outstanding Common Stock as of April 20, 2026, of which 2,728,921 shares of Common Stock were held by affiliates, and a price of $7.62 per share, which was the price at which our Common Stock was last sold on the NYSE American on March 22, 2026 (the highest closing sale price within the sixty days prior to the date of this filing). Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell our Common Stock in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. We have sold $10,791,458 of securities pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date of this filing.

We are filing this prospectus supplement to amend the Existing Prospectus to update the amount of shares of Common Stock we are eligible to sell under our registration statement on Form S-3 under General Instruction I.B.6 and the Sales Agreement. Pursuant to this prospectus supplement, we are increasing the amount of shares of Common Stock we may offer and sell under the Sales Agreement to an aggregate offering price of up to $11,500,000 from time to time through Craig-Hallum.

Our Common Stock is listed on the NYSE American under the symbol “NRXS”. On April 20, 2026, the closing price of the Common Stock on the NYSE American was $7.00 per share.

Investing in our Common Stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-9 of the Existing Prospectus and in the documents incorporated by reference in the Existing Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

Craig-Hallum

The date of this prospectus supplement is April 21, 2026.